UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

  Filed as at August 2, 2007

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 2, 2007

Print the name and title of the signing officer under his signature.

  Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

FARALLON ANNOUNCES KEY STAFF APPOINTMENTS
INCLUDING GENERAL MANAGER, PROJECT CONSTRUCTION
TEAM TO BE AUGMENTED BY AXXENT ENGINEERING LTD.

August 2, 2007 Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX:FAN; OTCBB:FRLLF) ("Farallon " or "the Company") is pleased to provide the following organizational update on its G-9 polymetallic - zinc, copper, gold, silver, lead - project at Campo Morado in Guerrero State, Mexico. Several key appointments have been made to establish the team for ongoing development of a mine at G-9. Through a combination of external hiring, internal promotions and contracting out of project management services, the Company now has the organizational structure to fully focus on the necessary construction activities to complete mine development and mill construction.

The following appointments are effective immediately:

John Rice is the newly appointed General Manager, Project Construction. He will be located on site at Campo Morado. John's primary responsibility will be the management of all surface construction activities at site and, in particular, the engineering, procurement and construction management ("EPCM") activities of M3 Engineering. As such, he will be focused initially on the mill site, tailings dam and water retention dam design, procurement and construction activities. Subsequently, he will assume responsibility for mine start-up and operations. John has over 30 years of experience in engineering, construction, mine start-up and operations. He has worked in several senior management positions, ranging from Vice President of Operations, Country General Manager, Director of Operations and Director of Engineering for mining companies and engineering firms such as Queenstake Resources, Greenstone Resources, Pegasus Gold and Morrison Knudsen. Over his career, he has worked in the USA, Mexico, Nicaragua, Australia and Chile. He holds a BS in Geology, a MS in Mining Engineering and a MBA.

Dan Kilby is appointed General Manager, Project Development and Exploration. Dan will continue to be located on site and will be responsible for all of Farallon's project development work, including the underground decline currently underway and all related surface activities. He will also continue to direct the Company's exploration efforts. Dan has over 35 years experience. He has been with the Hunter Dickinson group for 12 years in the capacity of project manager, site manager and exploration manager for projects located in Mexico, Nevada and South Africa. He has been with Farallon since exploration drilling restarted in July 2004. Prior to working with HDI, he had several years experience in lead-zinc exploration and is a co-discoverer of the Gataga lead-zinc district in northeast British Columbia. He also has extensive experience in gold exploration in Nevada where he was involved in projects from early exploration, through feasibility, to exploitation and production. Dan holds a B.A.Sc. in Geological Engineering.

Jorge Villasenor is appointed General Manager, Mexico. Continuing to split his time between Mexico City and Campo Morado, Jorge will have ongoing responsibility for all in-country activities including all community and Government related activities and providing support for the G-9 construction in the areas of legal, accounting and permitting. Jorge has both engineering (mining and metallurgy) and MBA degrees and over 30 years of experience in the mining industry in Mexico, in both the corporate and operational spheres. Prior to joining Farallon in mid 2004, he had been a mining consultant, working primarily on the San Nicolas Project for the Mexican affiliate of Teck Cominco, the Mulatos Project for National Gold, and for Grupo Mexico in the Cananea Mine. Prior to that he was with Luisman SA de CV, first as Development Vice President overseeing environment, safety, engineering, construction and process engineering, and later as Operations Vice President, responsible for three operating units of the company.

The General Managers will report to the President. Their work will be supported by members of Axxent Engineering Ltd. ("Axxent"), a Project Management and Engineering firm located in Surrey, British Columbia. Axxent has been retained by the Company to provide Project Management services both at Campo Morado and in Tucson where plant design work is underway. Axxent's primary role will be to assist the Farallon team to effectively manage the myriad of activities during construction. Axxent Engineering is headed up by Peter Smith, P.Eng., who has extensive experience in construction management of projects around the world, from a CDN$220 million co-generation plant in Saskatoon to a US$229 million coal terminal expansion in Richards Bay, South Africa. Peter, who has worked for several engineering and construction firms during his career, holds a B.A.Sc. in Civil Engineering.

Dick Whittington said: "I am pleased to be able to announce the above appointments. John Rice will add significantly to our construction and operations expertise while Dan Kilby and Jorge Villasenor will now be able to fully focus on supporting his activities. Exploration will continue to be a key focus going forward and with the discovery of G-9, Dan has proved that he has a very solid understanding of the underlying geological depositional environment in the Campo Morado area. I am excited to be able to work with such a competent management team. I believe the development of a mine at G-9 by July 1, 2008 has been significantly reinforced by these appointments."

Farallon is advancing the exploration and development of the G-9 deposit at its Campo Morado Property in Guerrero State, Mexico. The Company's 2007 parallel track program has been very successful to date. Exploration drilling is expanding the high-grade G-9 deposit, and mine planning and design, equipment acquisition and site preparation activities are also taking place with the goal of beginning production in July 2008.

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS
/s/ J.R.H. Whittington
J.R.H. (Dick) Whittington

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and its annual Form on 20F filing with the United States Securities and Exchange Commission.